UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SKY HARBOUR GROUP CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

83085C107

(CUSIP Number)

Joshua P. Weisenburger

Boston Omaha Corporation

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(402) 201-2073

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	83085C107

1	NAMES OF REPORTING PERSONS
Boston Omaha Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,160,421 (1)
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
20,160,421 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,160,421 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.3% of Class A Stock (2); representing 27.0% beneficial ownership of the combined voting Common Stock (3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)

Comprised of 12,440,642 shares of the Issuer’s (as defined below) Class A common stock, par value $0.0001 (the “Class A Stock”), and warrants exercisable for 7,719,779 shares of Class A Stock (“Warrant Shares”) held by the Reporting Person.

(2)

Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 24,638,948 outstanding shares of Class A Stock, as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the 7,719,779 Warrant Shares.

(3)

 Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 24,638,948 outstanding shares of Class A Stock and 42,192,250 outstanding shares of Class B common stock, par value $0.0001 per share (“Class B Stock” and together with the Class A Stock, the “Common Stock”), as of May 6, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the 7,719,779 Warrant Shares.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 4, 2022, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed with the SEC on May 21, 2024 (as so amended and supplemented, the “Schedule 13D”). As further described in Item 4, this Amendment No. 2 is being filed in connection with the sale of shares of Class A Stock by the Reporting Person. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On May 29, 2024, the Reporting Person sold 246,389 shares of Class A Stock at a price of $10.00 per share pursuant to Rule 144 under the Securities Act of 1933, as amended. As a consequence, the Reporting Person’s beneficial ownership decreased to 20,160,421 shares of Class A Stock (including the 7,719,779 Warrant Shares), representing 62.3% of the outstanding Class A Stock and 27.0% beneficial ownership of the combined voting Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 2, the aggregate number of shares of Issuer’s Class A Stock and percentage of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 24,638,948 outstanding shares of Class A Stock of the Issuer as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the Warrant Shares.

The following also sets forth the combined voting power of the 20,160,421 shares of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person relative to the Issuer’s total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 24,638,948 shares of Class A Stock and 42,192,250 shares of the Issuer’s Class B Stock issued and outstanding as of as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the Warrant Shares.

	Class A Common Stock		Class B Common Stock		Combined Voting Power
Reporting Person	Number(1)	%(2)	Number	%	(%)(3)
Boston Omaha Corporation	20,160,421	62.3%	-	-	27.0%

(1)	Consists of 12,440,642 shares of Class A Stock and 7,719,779 Warrant Shares held by the Reporting Person.

(2)

Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 24,638,948 outstanding shares of Class A Stock, as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the 7,719,779 Warrant Shares.

(3)

Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer’s 24,638,948 outstanding shares of Class A Stock and 42,192,250 outstanding shares of Class B Stock, as of May 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024, plus the 7,719,779 Warrant Shares. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.

(c)

Except as described elsewhere in this Amendment No. 2, including in Item 4 incorporated herein by reference, during the past 60 days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Item 2 hereof, have effected any transactions with respect to the Issuer’s Class A Stock.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2024

BOSTON OMAHA CORPORATION

By:	/s/ Joshua P. Weisenburger
Name:	Joshua P. Weisenburger